Mail Stop 3561

July 12, 2006

Dr. John Todd, President
Protokinetix, Inc.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

> **Re: Protokinetix, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **Filed April 13, 2006**
> **Forms 10-QSB for Fiscal Quarter Ended**
> **March 31, 2006**
> **Filed May 22, 2006**
> **File No. 0-32917**

Dear Dr. Todd:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of December 31, 2005

Recent Sales of Unregistered Securities, page 12

1.   We note the transactions that took place during 2005 as listed on pages 13 and 14. Revise these disclosures to agree the amounts, dates and description of the transactions to the information disclosed in the statement of stockholders' equity on page F-7.

Management's Discussion and Analysis, page 16

Expenses, page 20

2.   The statement of operations reports $333,186 and $1.6 million in professional
        fees for 2005 and 2004, respectively. In MD&A, you state the 2005 professional
        fees relate to costs associated with being a reporting company. Please expand
        your disclosure to clarify the nature and amount of the major components of these
        professional fees for 2005 and 2004. Also, revise to clarify the nature and amount
        of the major components of the $3.9 million in consulting fees incurred in 2005.

Item 8A. Controls and Procedures, page 22

3.   We note your disclosure that your executive officer concluded your disclosure
        controls and procedures are designed, and are effective, to give reasonable
        assurance that the information required to be disclosed in the reports that you file
        or submit under the Exchange Act is recorded, processed, summarized and
        reported within the time periods specified in the Securities and Exchange
        Commission rules and forms. Revise to clarify, if true, that your executive officer
        concluded your disclosure controls and procedures are also effective to ensure
        such information required to be disclosed in the reports that you file or submit
        under the Exchange Act is accumulated and communicated to your executive
        officer, to allow timely decisions regarding required disclosure. See Exchange
        Act Rule 13a-15(e).

Financial Statements

Note 2 - Intangible Assets, page F-13

4.   If there is no future economic benefit associated with an intangible asset, it may
        be considered impaired. Based on the fact the company has neither significant
        revenues nor a profitable operating history, please tell us why you believe the
        intangible assets recorded are not considered impaired as of December 31, 2005.
        Refer to SFAS 144.

Exhibit 31.1 – Certification

5.   The certification does not use the amended language required by Item 601(b)(31)
        of Regulation S-B. Please revise to provide a certification exactly as set forth in
        Item 601, with no modifications other than those expressly permitted during the
        transition period until internal control over financial reporting rules are effective.
        Refer to SEC Release 33-8545.

Form 10-QSB for March 31, 2006

6.   Please amend to provide a certification that addresses our above comment on the language required by Item 601(b) of Regulation S-B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August 2, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies